Mail Stop 6010

Corporate Advisory Services
  agent for service for
China Northern Medical Device, Inc.
251 Jeanell Dr., Suite 3
Carson City, NV 89703

> **Re: China Northern Medical Device, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed December 3, 2007**
> **File No. 333-144243**

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

We do not intend to register our securities under the Exchange Act . . ., page 5

1.   We note your revised disclosure in response to comment 2 that you will register your common stock "following the effectiveness" of this registration statement. Please clarify when you will so register your common stock. For example, will you do so upon termination or completion of the offering, as previously represented?

2.   As a related matter, given that you do not intend to register a class of your securities before effectiveness, please expand to disclose the risks related to termination of periodic disclosure due to the automatic reporting suspension of Section 15(d) of the Exchange Act, as requested. Also, rather than solely stating

that you will not be subject to the proxy rules, expand to explain the effects of these rules and Section 16 not applying to your company.

Dilution and Comparative Data, page 12

3.   Your net tangible book value and the net tangible book value per share as of September 30, 2007 stated in the beginning paragraph do not agree to the amounts disclosed on the net tangible book value before offering line item below. Please revise your disclosure for consistency.

Use of Proceeds, page 14

4.   We note your revised disclosure on page 36 in response to comment 6 regarding your inability to satisfy your known capital requirements absent additional funding. Please reconcile this disclosure with your disclosure here regarding the sufficiency of proceeds for the next 12 months, including the amount you currently have allocated to working capital.

Plan of Operation, page 36

5.   We note your revised disclosure in response to comment 5. However, disclosing a less specific timeframe in which you anticipate entering into agreements does not address our concern regarding the basis for the statement given the current status of your operations. Therefore, please tell us the basis for this disclosure.

6.   We reissue prior comment 7 which sought disclosure in your prospectus, not solely a response in a letter. Also, please support your belief that risk factors regarding your disclosure procedures are unnecessary given the disclosure issues like those noted in the comment below.

Certain Relationships and Related Transactions, page 37

7.   We note your disclosure here that the total amount of loans from Mr. Wu is $80,000. We also note your disclosures on pages F-4 and F-14 that the amount of outstanding loans from Mr. Wu. total $18,000. We further note that the cumulative amount of loans from Mr. Wu as set forth in exhibits 10.1 and 10.1c appears to equal $28,000. Please reconcile these disclosures.

8.   Please reconcile your disclosure regarding no interest with the provisions regarding interest in exhibit 10.

Part II

Exhibits

9.   Please tell us why your list of exhibits no longer includes the loan filed with the previous amendment to your registration statement.

Signatures, page II-5

10.   We note your revision in response to comment 10. Please note that Form SB-2 registration statements must be signed by the following persons: principal executive officer; principal financial officer; and the principal accounting officer or controller. We note that your filing currently lacks the signature of your principal accounting officer or controller. Please indicate below the second paragraph of text required on the Signatures page who signed the document in that capacity.

                                   * * * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Cletha A. Walstrand, Esq.